UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM SD

Specialized Disclosure Report

CORE LABORATORIES INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41695	98-1164194
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6316 Windfern Road		77040
Houston, TX		(Zip Code)
(Address of principal executive offices)

Mark D. Tattoli, Senior Vice President, Secretary and General Counsel

+ 1 713 328 2105

(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

References to “Core Lab”, the “Company”, “we”, “our”, and similar phrases relate collectively to Core Laboratories Inc. and its consolidated affiliates.

Background - The Dodd Frank Act

In August 2012, the United States Securities and Exchange Commission (“SEC”) issued Release No 34-67716 regarding Rule 13p-1 (the “Rule”), the SEC’s final rule implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). Under the Rule, SEC registrants are required to disclose their use of “conflict minerals”, on an annual basis, if those minerals are necessary to the functionality or production of a product manufactured by the registrant.

Section 1502(e)(4) of the Act defines “conflict minerals” to consist of (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, and wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are commonly referred to as tin, tantalum, tungsten and gold (“3TG”) or (B) any other mineral or its derivatives determined by the United States Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Cover Countries”).

Outcome of the Company’s 2024 Review

During 2024, we evaluated 100% of the parts and materials necessary to the functionality or production of products manufactured by us or contracted to be manufactured for us and determined that the Company manufactures or contracts to manufacture some products that contain 3TG. We conducted a reasonable country of origin inquiry (“RCOI”) to determine if the 3TG in any of our products originated in the Covered Countries by requesting a conflict minerals compliance certification from each of our suppliers providing these raw materials or products that contain 3TG.

In response to our request, each of our suppliers certified that no 3TG originating from the Covered Countries are included in any of the raw materials or products they provide us and further, that each of them has adopted a supply chain policy consistent with the policies of the Organization for Economic Cooperation and Development set forth in its guidance document entitled “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” dated April, 2016. All potential new suppliers are required to provide this certification to us before we will enter into a contract with them.

Based upon the results of our RCOI, we have no reason to believe that any 3TG necessary to the functionality or production of products we manufactured or contracted to manufacture during 2024 may have originated in the Covered Countries. The ethical sourcing of minerals is an important part of our mission to ensure safe and fair working conditions in our supply chain. We strive to use only conflict-free minerals in our products.

A copy of this Conflict Minerals Disclosure may be found on our website at https://corelaboratori.wpengine.com/sustainability/governance/commitment-to-human-rights

Item 1.02 Exhibits

Not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Core Laboratories Inc., has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES INC.

Date:	May 19, 2025	By:	/s/ Christopher S. Hill
Christopher S. Hill
Chief Financial Officer